SEC[illegible] 06008120 [illegible]SSION

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SEC MAIL RECEIVED PROCESSING MAR 01 2006 WASH, D.C. 209 SECTION

SEC FILE NUMBER
8- 51188

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 1, 2005 AND ENDING Dec. 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heritage Benefits Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2950 Northrup Way, Suite 105
(No. and Street)

Bellevue, WA 98004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edwin A. Day 425-827-1417
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith & DeKay PS
(Name – *if individual, state last, first, middle name*)

600 -108th Ave NE, Suite 1030, Bellevue, WA 98004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MK 6/14

OATH OR AFFIRMATION

I, Edwin A. Day, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heritage Benefits Financial Services, Inc., as of Dec 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Dated: February 28, 2006

Notary Public
Residing in Renton, Washington

STACY JONES COMMISSION EXPIRES NOTARY PUBLIC 10-1-08 STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss). & Retained Deficit
- ☑ (d) Statement of Changes in Financial Condition. (Cash Flow)
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. n/a
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. n/a
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (n/a)
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15 C3-3

* *Reserved Requirement Is Not Applicable*
** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5 (e) (3)*

SMITH & DEKAY PS
CERTIFIED PUBLIC ACCOUNTANTS

BELLEVUE CORPORATE PLAZA
600 108TH AVE. N.E., SUITE 1030
BELLEVUE, WA 98004
Fax (425) 455-6626
http://smithdekay.com
cpa@smithdekay.com
(425) 455-6600

Independent Auditors' Report

February 14, 2006

To the Board of Directors
Heritage Benefits Financial Services, Inc.
Bellevue, Washington

We have audited the accompanying statement of financial condition of *Heritage Benefits Financial Services, Inc.*, as of December 31, 2005, and the related statement of operations, cash flows and Changes in Stockholder's Equity, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of *Heritage Benefits Financial Services, Inc.* as of December 31, 2005, and the results of its operations, cash flows and changes in Stockholder's Equity for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith & DeKay
SMITH & DEKAY PS

MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, AICPA TAX DIVISION, PRIVATE COMPANIES PRACTICE SECTION AND WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS.

HERITAGE BENEFITS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash	$ 10,308
Commissions receivable	9,800
	$ 20,108

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$ 9,800
Stockholder's Equity	
Common stock, no par value, 50,000 shares authorized, 1,000 shares issued and outstanding	29,000
Retained deficit	(18,692)
	10,308
	$ 20,108

See the accompanying independent certified public accountants' audit report and notes to the financial statements

HERITAGE BENEFITS FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005

Revenues	
Commissions	$ 142,071
Miscellaneous	342
	142,413
Expenses	
Commissions	142,071
Other operating expenses	342
	142,413
Net Income	$ 0

See the accompanying independent certified public accountants' audit report and notes to the financial statements

HERITAGE BENEFITS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

Cash Flows From Operating Activities:	
Net income	$ 0
Adjustment to reconcile net income to net cash provided by Operating activities:	
Commissions receivable	(6,600)
Commissions payable	6,600
Net cash provided (used) by operating activities:	0
Net Increase (Decrease) In Cash	0
Cash, Beginning	10,308
Cash, Ending	$ 10,308

See the accompanying independent certified public accountants' audit report and notes to the financial statements

HERITAGE BENEFITS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2005

	Common Stock Shares	Amount	Retained (Deficit)	Total
Balance at January 1, 2005	1,000	$ 29,000	$ (18,692)	$ 10,308
Net Income	-	-	0	0
Balance at December 31, 2005	1,000	$ 29,000	$ (18,692)	$ 10,308

See the accompanying independent certified public accountants' audit report and notes to the financial statements

Note 1- Organization and Significant Accounting Policies

Organization

Heritage Benefits Financial Services, Inc. (the "Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Security transactions are recorded on a trade date basis. The Company's customers are primarily individuals located in the Pacific Northwest. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

The Company's sole source of revenue in 2005 was commissions received from an investment partnership. The commissions are based on assets managed by the investment partnership that were purchased by customers of the Company.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Income Tax

Effective in 2001, the stockholders have elected to have the Company's taxable income taxed as an "S" small business corporation. Accordingly, the Company is generally not liable for federal income taxes, and the stockholders are required to report their pro-rata share of the Company's taxable income on their individual income tax returns.

Note 1- Organization and Significant Accounting Policies (Continued)

Related Party Transactions

All operating and facilities expenses are paid by an affiliate. The Company is not expected to reimburse the affiliate.

Note 2 - Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $5,000. At December 31, 2005, the Company had computed net capital of $ 10,308, which was in excess of the required net capital level by $ 5,308. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was .95 to 1.

SUPPLEMENTARY INFORMATION

HERITAGE BENEFITS FINANCIAL SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PERSUANT TO RULE 15c3-1
December 31, 2005

COMPUTATION OF NET CAPITAL	
Total stockholder's equity per the financial statements	$ 10,308
Deductions	
Unsecured receivables from brokers or dealers outstanding over 30 days	0
Net Capital	$ 10,308
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Commissions payable	$ 9,800
Total aggregate indebtedness	$ 9,800
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000 whichever is greater)	$ 5,000
Percentage of aggregate indebtedness to net capital	95%
Ratio of aggregate indebtedness to net capital	.95-1

Heritage Benefits Financial Services, Inc., is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K (2) (i)

HERITAGE BENEFITS FINANCIAL SERVICES, INC.

SCHEDULE II - RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2005

Net capital per the broker's unaudited Focus Report, Part IIA	$ 10,308
Audit adjustment to reduce net capital by unsecured receivables from brokers or dealers outstanding over 30 days which are non-allowable assets	(0)
Net capital as audited	$ 10,308

SMITH & DEKAY PS
CERTIFIED PUBLIC ACCOUNTANTS

BELLEVUE CORPORATE PLAZA
600 108TH AVE. N.E., SUITE 1030
BELLEVUE, WA 98004
Fax [425] 455-6626
http://smithdekay.com
cpa@smithdekay.com
[425] 455-6600

February 11, 2006

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Heritage Benefits Financial Services, Inc.
Bellevue, Washington

In planning and performing our audit of the financial statements and supplemental schedules of *Heritage Benefits Financial Services, Inc.,* for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of *Heritage Benefits Financial Services, Inc.* is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management

MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, AICPA TAX DIVISION, PRIVATE COMPANIES PRACTICE SECTION AND WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS.

To the Board of Directors
Heritage Benefits Financial Services, Inc.
February 11, 2006

with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and those transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Smith & DeKay

SMITH & DEKAY PS